UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2018

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea Industrial Park South 3079567, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 12, 2018, Mazor Robotics Ltd. (the “Registrant”) issued to Covidien Group S.A.R.L., an affiliate of Medtronic plc (“Medtronic”), an aggregate of 1,210,000 American Depositary Shares (“ADS”) representing 2,420,000 ordinary shares of the Registrant, following the exercise for cash of a warrant issued in connection with Medtronic’s September 2017 investment in the Registrant. The exercise price was $44.23 per ADS, which represents a 15% premium over the per ADS price for Medtronic’s September 2017 investment in the Registrant. Following the exercise of the warrant, Medtronic’s ownership of the Registrant is 4.2 million ADSs, or 14.1%, based on the current number of ADSs outstanding on a fully diluted basis.  The Registrant has previously announced that its shareholders have approved the definitive merger agreement with wholly-owned subsidiaries of Medtronic, which transaction is expected to close on December 19, 2018.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this report about future expectations, plans or prospects for the Registrant, including without limitation, statements regarding the acquisition of the Registrant, including the expected timing of the closing of the transaction, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on the Registrant's current expectations and projections about future events. There are important factors that could cause the Registrant's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in the Registrant's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in the Registrant’s annual report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. For more details, refer to the Registrant's SEC filings. The Registrant undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant)
By: /s/ Sharon Levita Name: Sharon Levita Title: Chief Financial Officer & Vice President Business Operations

Date: December 13, 2018